Exhibit 99.1

Ballard announces orders for 40 fuel cell modules in European market

VANCOUVER, BC, Nov. 4, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced orders for a total of 40 FCmoveTM-HD (70kW) modules for planned deployment in hydrogen fuel cell electric buses ("FCEB") across Europe in 2022.

These FCEBs are being deployed in France, Germany, and the UK.

Rouen, France is deploying their first fleet of zero-emission FCEBs powered by Ballard fuel cell technology, and Pau, France is expanding their existing Ballard powered FCEB fleet. There are now four French cities with Ballard fuel cell buses in service or development.

The area of Frankfurt, Germany is also expanding the number of zero-emission FCEBs powered by Ballard fuel cell technology. There are now six German cities with Ballard fuel cell buses in service or development, an increase of three cities since last year.

Brighton, England is the first UK municipality of its kind to have a publicly stated zero emissions goal by 2030, for its fleet of nearly 500 buses. Brighton's initial order of 20 FCEBs is the first phase of FCEB development, with supportive funding from the JIVE program and the UK's Ultra Low Emission Bus Scheme.

Nearly 160 hydrogen FCEBs powered by Ballard are now in service across Europe, an increase of over 80% since October 2020. There are approximately 150 fuel cell modules currently on order with Ballard to support the deployment of an additional 150 FCEBs in the European market, inclusive of the announcement today.

"The hydrogen fuel cell bus market momentum continues to accelerate throughout Europe. In only twelve months, we have expanded from 10 into over 25 cities, across 10 European countries," said Oben Uluc, Ballard's Director, European Sales. "With orders in hand to double the number of FCEBs driving passengers on European city streets, we see an exciting forward step change in the adoption of FCEBs. We see a strong growth ramp over the coming decade as our bus OEM customers deliver Ballard-powered FCEBs to transit operators planning to decarbonize their bus fleets."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP) (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Forward-looking statements
This release contains forward-looking statements concerning the development and delivery of fuel cell products, and the benefits and anticipated market adoption of them. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton - VP Investor Relations +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 04-NOV-21